FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

Banco Santander, S.A.

Item

1	First Half 2011 — results analysts’ presentation

ACTIVITY AND RESULTS First Half 2011 27 July 2011

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda 3 Group highlights H1’11 H1’11 Results – Group – Business areas Trends for the coming quarters Appendix

Group highlights H1’11 4 1 Recurring profit for the quarter: EUR 2,013 million. In the first half: EUR 4,121 million Attributable One-off provision of £538 million (net of tax) in relation to payment profit protection insurance (PPI) remediation in the UK After one-off, accounting profit of EUR 3,501 million 2 Credit NPL ratio at Group level: 3.78% quality Group’s coverage ratio: 69% 3 Deleveraging and active policy in issues Liquidity Comfortable loans-to-deposits ratio: 116% 4 High generation of free capital in the quarter (20 b.p.) Solvency EBA stress test results underscored validity of its business model

1 Solid generation of recurring profits 5 Solid generation of QUARTERLY RECURRING PROFITS before the extraordinary provision for PPI (UK) is maintained Group’s quarterly attributable Group’s profit attributable EUR million EUR million 4,445 4,121 3,736 3,501 2,215 2,230 2,101 2,108 2,013 1,635 1,393 Q1’10 Q2 Q3 Q4 Q1’11 Q2 H1’10 H2’10 H1’11 Establishment of an extraordinary provision of EUR 620 million, in relation to payment protection insurance (PPI) remediation in the UK Recurring EPS* of EUR 0.2268 in Q2’11 (*) Including one-off: EPS in Q2’11: 0.1569 and in H1’11: 0.3951

1 Solid generation of recurring profits 6 Results are underpinned by the Group’s different growth stages in each market Continental Europe (ex Poland) Brazil EUR million Constant US$ mill.; continued operations 2,264 Attributable profit(1) H1’11 +7% 2,200 2,350 1,780 In euros Poland -21% BZ WBK Global Europe SCF 2% Portugal 6% 12% H1’10 H1’11 2% H1’10 H1’11 25% Attributable profit: +4% SAN 12% Network+ Banesto UK and Sovereign Latin America ex-Brazil 17% 19% Constant US$ mill.; continued operations Constant EUR mill. UK 5% +16% 1,651 UK* Sovereign 1,420 Sovereign Bank 1,008 966 +58% 256 -4% 162 Poland (BZ WBK) H1’10 H1’11 H1’10 H1’11 H1’10 H1’11 EUR 94 million (3 months) Attributable profit: +29% * Before one-off provision (1) Over recurring operating areas H1’11 attributable profit

1 Emerging markets1: profits growing at a faster pace, backed 7 by revenues Revenues growing at a faster pace and improved cost of credit drove profit growth at double digits Basic revenues Expenses and provisions Constant EUR billion Constant EUR billion 5.7 Expenses Provisions 5.3 4.9 5.1 4.8 4.9 4.4 2.7 3.9 2.6 Q1’10 Q2 Q3 Q4 Q1’11 Q2 H1’10 H1’11 H1’10 H1’11 Attributable profit(2) Constant EUR billion +18% 2.6 2.2 H1’10 H1’11 (1) Emerging markets (Brazil, Latin America exBrazil and BZ WBK) (2) Excluding BZ WBK contribution, attributable profit: +14%

1 Mature markets1: recovered revenues are not yet feeding through to profits Higher underlying results due to revenues and specific provisions are absorbed by lower generic provisions in Spain Basic revenues Expenses and provisions Constant EUR billion Constant EUR billion Expenses Spain provisions 5.5 5.5 5.4 5.4 5.4 Specific 4.9 1.7 5.2 4.6 1.3 Generic 1.1 0.4 Net 0.7 0.9 Q1’10 Q2 Q3 Q4 Q1’11 Q2 H1’10 H1’11 H1’10 H1’11 Recurring* attributable profit Constant EUR billion 3.4 -13% 3.0 H1’10 H1’11 (*) Before PPI one-off provision (1) Mature markets (Continental Europe excluding BZ WBK, UK and Sovereign)

2 Credit quality The Group’s ratio slides slightly Sharp improvement in SCF and Sovereign Total Group Continental Europe % % Spain SCF 3.78 5.12 5.23 5.13 3.42 3.55 3.61 4.95 3.34 3.37 4.81 4.63 4.24 4.57 4.42 3.71 3.88 3.59 Mar’10 Jun’10 Sep’10 Dec’10 Mar’11 Jun’11 M’10 J’10 S’10 D’10 M’11 J’11 M’10 J’10 S’10 D’10 M’11 J’11 United Kingdom and USA Latin America % % UK Sovereign Brazil ex-Brazil 5.14 5.11 4.80 4.61 5.04 5.01 4.97 4.91 4.85 5.05 4.15 3.09 3.02 3.11 3.07 2.94 2.87 3.76 1.88 1.85 1.77 1.76 1.75 1.82 M’10 J’10 S’10 D’10 M’11 J’11 M’10 J’10 S’10 D’10 M’11 J’11 M’10 J’10 S’10 D’10 M’11 J’11 M’10 J’10 S’10 D’10 M’11 J’11* (*) On a like-for-like basis, excluding GE’s acquired portfolio in

2 Credit quality

10

The Group's coverage ratio remains at around 70%

Group total


%
74
73
75
73
71
69
Mar'10
Jun'10
Sep'10
Dec'10
Mar'11
Jun'11

Continental Europe


%
Spain
68
64
65
58
53
49
M'10
J'10
S'10
D'10
M'11
J'11
SCF
108
111
122
128
122
128
M'10
J'10
S'10
D'10
M'11
J'11

United Kingdom and USA


%
UK
46
46
48
46
45
41
M'10
J'10
S'10
D'10
M'11
J'11
Sovereign
65
67
72
75
82
85
M'10
J'10
S'10
D'10
M'11
J'11

Latin America


%
Brazil
100
98
98
101
104
102
M'10
J'10
S'10
D'10
M'11
J'11
ex-Brazil
122
121
113
110
114
114
M'10
J'10
S'10
D'10
M'11
J'11*

(*) On a like-for-like basis, excluding GE's acquired portfolio in Mexico. Including it: 110%

Santander

3 Liquidity 11

Maintaining a good liquidity position.
Larger growth of deposits than loans; very active in issues

Total Group: funds capturing and outflows

EUR billion


2010
H1'11
+75
147
72
+19
40
21
Outflows
Funds capturing
Outflows
Funds capturing

H1'11 performance

- **Reduction of commercial gap**
  - Deposits increased EUR 8 billion and loans remained unchanged
- **Very active policy of issues**
  - M/L term issues (€ 32 bill.) vs. maturities (€ 21 bill.)
  - Moreover, € 15 bill. securitisations in the market

Group's liquidity ratios

Loans / Deposits (%)


150
135
117
116
Dec'08
Dec'09
Dec'10
Jun'11

Dep.+ M-L term financing / Loans (%)


104
106
115
117
Dec'08
Dec'09
Dec'10
Jun'11

High discount capacity at central banks: around EUR 100 billion

Outflows: change in loans to customers + maturities of M/L term issues
Funds capturing: change in customers deposits + placement of M/L term issues

Santander

4 Solvency 12 Strong generation of organic capital in the current scenario and a proactive management of RWA strengthened our high solvency ratios Core capital performance 9.66% 9.20% Main impacts in 8.61% 8.80% 7.58% ??Organic generation 6.25% of capital : +20 b.p. ??BZ WBK consolidation -55 b.p. ??Impact from one-off -11 b.p. provision (PPI) Dec’07 Dec’08 Dec’09 Dec’10 Mar’11 Jun’11 _____ .... to very solid levels, adequate to our business model and business profile as proven by the latest stress test of 2011 Note: Dec’07 according to BIS I

4 Solvency ratios. Stress test 13 Even in the adverse scenario Santander is the bank obtaining the highest profits, paying the most dividends and retaining the most profit Profit generated in 2011-2012 Stress test impact on Grupo Santander* Santander 8,092 P1 6,247 EUR million P2 3,958 P3 3,280 ??Net op. income 2011-2012: +41,589 3,214 P4 P5 3,079 ??On-balance sheet prov. Dec. 2010: +15,184 3,015 P6 P7 2,924 Total: +56,773 P8 2,883 P9 1,968 ??Gross deterioration 2011-2012: -46,674 P10 1,679 -2,007 P11 1,347??Tax P12 960 P13 105 STRESS TEST Net SURPLUS : +8,092 P14 -64 Cash dividends -2,942 P15 -165 – P16 -439 Change CORE TIER I CAPITAL +5,150 P17 -1,306 P18 -1,485 P19 -1,551 P20 -1,999 P21 -3,161 Core Tier I in 2012 8.4% P22 -3,938 Core Tier I (with generic prov.) in 2012 8.9% P23 -5,090 P24 -8,757 P25 -14,927 (*) Source: EBA and Bank of Spain. Chart with detailed information from BoS Comparing SAN with 25 large entities (balance sheet above EUR 300 billion – according to The Banker, July 2010) included in the stress test

Agenda 14 ??Group highlights H1’11 ??H1’11 Results – Group – Business areas ??Trends for the coming quarters ??Appendix

Grupo Santander results. H1’11 15 Var. / H1’10% excl. fx and EUR Mill. H1’11 Amount % perimeter Net interest income 15,152 +653 +4.5 +1.5 Fees 5,323 +515 +10.7 +6.9 Trading gains and other1 1,662 +96 +6.2 +2.8 Gross income 22,137 +1,264 +6.1 +2.9 1 Operating expenses -9,731 -921 +10.4 +6.6 2 Net operating income 12,406 +343 +2.8 +0.1 Loan-loss provisions -4,871 +48 -1.0 -3.1 3 Net op. income net of Provisions 7,535 +391 +5.5 +2.4 Greater fiscal pressure and -10.4 provisions Attributable profit (recurring) 4,121 -324 -7.3 Extraordinary provision2 -620 Attributable profit 3,501 -944 -21.2 (1) Including dividends, equity accounted income and other operating results (2) Extraordinary provision in relation to payment protection insurance (PPI) remediation in the UK

Grupo Santander results 16 REVENUES growing at a faster pace and differentiated management of EXPENSES reflect the countries’ 1 2 Gross income Expenses EUR million +4% 11,285 10,852 10,614 10,563 10,613 +2% 11,037 10,260 +2% 4,824 4,908 4,548 4,687 4,698 4,263 4,794 -1% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3 Q4 Q1’11 Q2 BZ WBK (3 months) Var. (%) excluding BZ WBK

Grupo Santander results 17 3 LOAN-LOSS PROVSIONS: lower specific provisions are offset by the lower release of generic ones Specific provisions EUR million Net loan-loss provisions1 5,738 5,252 EUR million H1’10 H1’11 2,935 2,684 2,436 2,483 2,404 2,188 Use of generic provisions EUR million Q1’10 Q2 Q3* Q4 Q1’11 Q2 -385 (*) Application of Bank of Spain’s Circular -816 In Q1’11 generic prov. release: -EUR 412 million In Q2’11 generic prov.: EUR 27 million H1’10 H1’11 (1) Including country risk

Agenda 18 ??Group highlights H1’11 ??H1’11 Results – Group – Business areas ??Trends for the coming quarters ??Appendix

EUROPE

Continental Europe. H1’11 20 EUR million and % / H1’10 Networks still impacted by environment but improved underlying trend. Very positive evolution of SCF and Attributable profit: EUR 1,874 million Net operating income Var. H1’11 / H1’10 in euros (%) Excl. EUR million perimeter Total 2,465 2,318 2,260 2,347 Global 2,088 Basic 2,005 +6.3 -0.4% businesses revenues 2,092 Commercial 2,016 1,908 1,792 1,870 Gross 1,734 +2.4 -4.3% income Q1’10 Q2 Q3 Q4 Q1’11 Q2 Expenses +12.4 +2.4% Attributable profit Net op. EUR million -3.7 -8.3% income 1,227 1,037 1,054 Net op. 820 475 616 income after -10.9 -16.2% LLPs Attributable -17.2 -22.6% profit Q1’10 Q2 Q3 Q4 Q1’11 Q2

Spain*. Business performance 21 Deleveraging continues. The good liquidity situation attained in 2010 enables the management of price / volume parity Activity More liquidity and higher return Net loans: -6% / Dec. ’09 Loans / Deposits (%) 238 240 183 229 223 153 122 122 Dec.’09 Jun’10 Dec’10 Jun’11 Dec’08 Dec’09 Dec’10 Jun’11 Deposits: +17% / Dec.’09Loans return / Deposits cost (%) 3.45 3.45 3.63 3.35 3.31 3.37 185 188 182 155 1.44 1.54 1.46 1.32 1.27 0.91 Dec.’09 Jun’10 Dec’10 Jun’11 Q1’10 Q2 Q3 Q4 Q1’11 Q2 (*) Including: Santander network, Banesto, SCF Spain, Banif and global businesses in Spain

Spain* H1’11. Business performance 22 The accounting profits are impacted by the lower release of generic provisions, but the underlying results are positive Net interest income + Fees + Insurance EUR million Revenues 2,291 2,108 2,146 accelerating 1,955 1,853 1,993 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Specific provisions EUR million 1,413 Lower specific 884 1,097 862 provisions 673 655 Q1’10 Q2 Q3 Q4 Q1’11 Q2 (*) Including: Santander network, Banesto, SCF Spain, Banif and global businesses in Spain

Santander Branch Network H1’11 23 Improved underlying business backed by higher gross income, lower costs and specific loan-loss provisions Activity Net operating income / Provisions EUR million Loans Deposits Profitability / cost Var. EUR billion Net operating Profitability income 691 639 576 588 2.99% 3.35% 497 +15.4 2.88% Provisions 462 Net operating Cost income after 555 397 403 provisions 300 -0.1 1.39% 1.42% 239 -4.1 1.15% -56 -5.6 Q1’10 Q2 Q3(2) Q4 Q1’11 Q2 H1’10 H1’11 H1’10 H1’11 Jun’10 Dec’10 Jun’11 Basic revenues1 EUR million Attributable profit EUR million NII/ATAs EUR million 3.06% 2.77% 3.08% 2.69% 2.55% 2.52% 1,184 1,136 1,060 1,072 399 1,002 974 300 274 226 178 -30 (2) Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3 Q4 Q1’11 Q2 (1) Net interest income + fee income + insurance (2) Application of Bank of Spain Circular 3/2010

Banesto H1’11 24 Banesto shows the same underlying results as Santander Branch Network Activity Net operating income / Provisions EUR million Deposits Loans Profitability / Cost excl. repos Net operating Var. in EUR billion income 384 Profitability 362 317 312 324 3.30% Provisions 2.89% 2.94% 273 +7.0 Net operating income after 302 270 1.95% +0.7 1.73% 1.68% provisions 172 151 -4.3 -5.3 Cost 34 61 Jun’10 Dec’10 Jun’11 (2) H1’10 H1’11 H1’10 H1’11 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Basic revenues1 Attributable profit EUR million NII/ATA s EUR million 1.44% 1.31% 1.33% 1.21% 1.13% 1.05% 601 570 535 525 203 481 489 182 101 67 27 6 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3(2) Q4 Q1’11 Q2 (1) Net interest income + fee income + insurance (2) Application of Bank of Spain Circular 3/2010

Spain. Lending portfolio 25 Gross loans Loans with real estate purposes. Coverage EUR billion EUR million Risk Coverage TOTAL 245 236 Public sector 230 229 Amount Amount % 10 12 Household 12 13 64 mortgages 61 60 59 ??????????????? loans 5,399 1,659 31 Other loans to 31 30 28 28 individuals ???????????? 4,013 467 12 Companies w/o 108 construc, and 106 103 104 real estate ???????? 333 Real estate 31 27 26 25 -12% -4% -3% purpose Total 9,412 (*) 2,459 26 Dec’09 Dec’10 Mar’11 Jun’11 (*) 100% of substandard and 50% of NPLs are operations up to date with payments. Loans with real estate purposes. Evolution Foreclosed assets. Coverage EUR million EUR million Gross Net Jun’11 Dec’10 Var. Amount Coverage Amount ????????? buildings 13,263 12,709 +554 ????????? buildings 3,314 25% 2,493 ?????????? under constr. 1,810 2,548 -738 ?????????? under constr. 700 25% 528 ?????????? land 2,861 3,678 -817 ?????????? land 2,979 38% 1,861 ????????? land 1,542 2,023 -481 ????????? land 992 42% 580 ?????? land 198 252 -54 ?????? land 350 42% 203 ??? mortgage guarantee 5,673 6,124 -451 Total 8,335 32% 5,665 Total 25,347 27,334 -1,987 Change o/ Dec.10 +826 +470

Portugal H1’11 26 Solid starting point of Santander Totta to face the greater environment demands and meet the Financial Assistant Programme requirements Solid balance sheet Liquidity improvement ??Santander Totta has the most solid position ??Strong deleveraging process in the Portuguese banking system Core Tier I NPLs Coverage Loans / Deposits Deposits +M-L term / Loans % % % % % 216 98 99 10.7 8.0 122 139 131 87 3.6 88 1.6 ST Peers ST Peers ST Peers Dec’09 Dec’10 Jun’11 Dec’09 Dec’10 Jun’11 ??No M/L term maturities to??Reduction refinance of commercial in gap ahead H2’11 of annual and reduced ones in the coming years (Bn. €) plan Target for 2011 1.5 1.2 1.3 0.6 EUR billion Accomplished 0.0 +2.0 +1.0 in H1’11: H2’11 2012 2013 2014 2015+ + € 1.4 Bn. ??Exposure to Portuguese debt: € 1.6 Bn. -1.0 Loans Deposits Total Note: solvency and credit quality ratios as of March 2011 in local criteria; peers data is the weighted average of the main competitors (CGD, Millenium bcp, BES, BPI)

Portugal H1’11 27 Active and prudent management amid a sharp business slowdown Activity Net operating income / Provisions EUR million Var. Jun’11 / Jun’10 Net interest inc. / ATAs Net operating 192 income 188 +21% Provisions 138 151 1.49 132 1.40 1.37 1.39 1.36 1.36 112 Net operating income after 176 -12% provisions 145 125 118 94 71 Loans Deposits Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Basic revenues1 Attributable profit EUR million EUR million 293 289 137 123 274 262 273 242 108 90 88 41 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3 Q4 Q1’11 Q2 (1) Net interest income + fee income + insurance

Santander Consumer Finance H1’11 28 Sharp profit increase underpinned by the main units Activity Results Volumes Net interest inc. / Net operating income / Provisions Provisions (% / ATAs) Var. Jun’11 / Jun’10 +43% EUR million 4.92 5.09 Net 890 920 917 Net operating 825 860 interest income 786 income 2.16 +18% 3.25 Provisions 2.76 1.84 Provisions 592 Net operating 499 income after 288 354 339 363 Loans Deposits H1’10 H1’11 provisions Total portfolio = € 74 billion (+18%) Q1’10 Q2 Q3 Q4 Q1’11 Q2 EUR billion Var. Jun’11 / Jun’10 Attributable profit Germany 30 +39% EUR million USA 11 +39% 359 Spain 8 -14% 306 Italy 8 -1% 189 206 205 210 Nordic countries 7 +12% Other euro zone 4 +5% UK 3 +0% Poland 3 +32% Q1’10 Q2 Q3 Q4 Q1’11 Q2

Poland (BZ WBK) Q2’11 29 Poland, market with great GDP is almost 40% of the other 11 Has not suffered a recession in the new EU members. last 10 years 38.5 million inhabitants GDP (YoY %)(1) 6% 7% 4% 5% 4% 5% 4% 4% 4% 2% 3% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 Low debt vs. GDP High real GDP estimates(2) for the coming years at a public and private sector level 135 130 Poland Infrastructure still to be developed 125 New EU members 114 (ex Poland) Significant investment programs 115 112 105 104 99 102 EU-15 95 2006 2008 2010 2012 .... where we ratified the ??outlook Attributable profit: for EUR 2013 480 mill. announced at the time of the purchase ??Impact on SAN’s (1) Source: International Monetary Fund. Constant prices (2) Source: EIU. Base 100: 2006. 2005 prices in US$

Poland (BZ WBK) Q2’11 30 Solid and well financed bank, profitable and with a solid structure to achieve expected macroeconomic growth. Consolidates since April EUR billion Very solid balance sheet ??Total Assets 14.1 Well capitalised Activity ??Net loans 8.7 (Jun. ’11)??Deposits 10.2 Loans/ TIER I Deposits ??Mutual funds 2.4 ??Shareholders’ 1. equity 3 85% 13.8% Contribution to the Group: EUR million #1 by profitability vs. peers ??Gross income 248 Results ??Net operating income 134 (Q2’11) ROA ??Attributable profit 94 Attributable (annual) profit 3.6% 2.3% COMMERCIAL ??Branches* 630 #3 by branch network: BASE ??Headcount 9,744 Leader in service quality (Jun. ’11)??Retail customers (mill.) 2.6 Potential for business growth (*) Including franchises

Poland (BZ WBK) Q2’11 31 Data in local criteria. Constant EUR million In Q2’11 the focus on ... profitable obtained results* business growth was maintained and ... over 2010 Loans Basic revenues Costs Total +5% 9,092 +10% 8,674 425 386 +7% Companies and 229 Leasing 6,076 215 5,793 +5% Individual +5% 3,016 customers 2,880 H1’10 H1’11 H1’10 H1’11 Mar’11 Jun’11 Deposits Provisions Attributable profit Total 10,442 -2% 10,227 +33% 161 4,062 3,835 -20% Companies -6% 121 55 44 Individual 6,380 — 6,392 customers H1’10 H1’11 H1’10 H1’11 Mar’11 Jun’11 (*) 2010 data on a proforma basis. Data in local criteria

UNITED KINGDOM

United Kingdom H1’11 33 Strong recurring profits absorbed regulatory and funding costs. Impact from one-off provision1 Recurring attributable profit: £ 839 Net operating income mill. (EUR 966 mill.) £ million Var. H1’11 / H1’10 en £ (%) Excl. regulatory impacts2 Total 830 825 805 Global 741 729 728 Gross businesses -6.9% -1.2% income Commercial 722 720 714 642 632 668 Expenses +0.8% +0.8% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Net op. -11.9% -2.5% income Recurring attributable profit £ million Net op. income +2.3% +14.3% 428 447 435 after LLPs 419 420 374 Recurring -4.2% +17.0% attrib. profit H1’11 attributable profit after one-off provision = £ 300 mill. Q1’10 Q2 Q3 Q4 Q1’11 Q2* (*) After one-off provision, loss for the quarter of £ 118 million (1) Extraordinary provision of £538 million net of tax in relation to payment protection insurance (PPI) remediation (2) (2) Excluding impacts from liquidity, FSCS and Bank Levy

United Kingdom H1’11 34 Activity Results Mortgages Companies loans Deposits(1) Gross income £ billion £ billion £ billion £ Million 164 165 1,375 1,380 153 1,348 +8% 28 148 1,284 1,285 +1% 26 1,280 5 4 +3% 21 24 +16%(2) Jun’10 Jun’11 Jun’10 Jun’11 Jun’10 Jun’11 Core Non core Q1’10 Q2 Q3 Q4 Q1’11 Q2 Net operating income / Provisions Net interest income / ATAs (%) £ Million Var. Q2’11 / operating Net Q2’10 1.44 1.44 1.44 1.43 1.39 830 825 805 1.30 income 741 729 728 -11.7% Net int. income Provisions excl. liquidity 1.42 1.40 impact 1.35 1.30 Net 1.24 operating 623 611 611 +1.6% Net interest 593 601 587 1.15 income income after provisions Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Note: Activity data in local criteria. (1) Including commercial deposits, from companies and structured products. Moreover, GBM balances and other deposits not included of 11,270 million as of June 2011. (2) Growth in loans to SMEs: +27%

Brazil

Brazil H1’11 36 Solid increase in of basic revenues accelerated net operating income.. In In profits, profits, impact impact from from higher higher tax tax rate and and minority minority interest interest Attributable profit: US$ 1,936 mill. Net operating income (EUR 1,381 million) Constant US$ million 3,459 3,610 Var. H1’11 / H1’10 in constant US$ (%) 3,227 3,377 Total 3,134 3,107 Global Basic +13.2 businesses revenues 2,723 2,819 2,949 Retail 2,544 2,640 banking 2,511 Gross income +12.4 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Expenses +10.9 Attributable profit Net op. income +13.3 Constant US$ million 1,083 1,060 1,023 Net op. income 912 958 913 +11.9 after LLPs Higher tax rate and minority interest Attributable +3.5 profit Q1’10 Q2 Q3 Q4 Q1’11 Q2 Profit before minority interest: +6.8%

Brazil H1’11 37 Activity(1) Results Total loans Jun’11 / Jun’10 Basic revenues % Var. year-on-year Constant US$ million _____ % Var. year-on-year +28% 5,306 5,428 +13.2% +17% +23% +16% 5,035 +6% +8% 4,851 4,778 4,700 +5.9% -5% Individual Car financing Businesses Corporate + Dec’09 Dec’10 Jun’11 customers + companies GBM Q1’10 Q2 Q3 Q4 Q1’11 Q2 2010 H1’11 Net interest income / Net operating income / Provisions Deposits Provisions (% /ATAs) Constant US$ million Var. Q2’11/Q2’10 % Var. year-on-year +16.2% 7.66 7.34 Net Net operating 3,610 3,377 3,459 +16% interest income 3,134 3,107 3,227 +13% income 4.70 4.48 Provisions Net operating +5.8% 2.96 2.86 Provisions income after 2,066 2,056 1,998 1,846 provisions 1,690 1,745 -5% Dec’09 Dec’10 Jun’11 H1’10 H1’11 Q1’10 Q2 Q3 Q4 Q1’11 Q2 (1) Local currency

Latin America ex-Brazil

Latin America ex-Brazil H1’11 39 Sharp profit increase spurred by retail banking: picked up in activity, higher basic revenues and lower cost of credit Attributable profit: US$ 1,510 mill. (EUR 1,077 million) Attributable profit by country Var. H1’11 / H1’10 in constant US$ (%) Constant US$ million Var. (%) / Basic revenues +6.1 H1’10 Gross income +5.8 Mexico* 682 +71.6% Expenses +11.1 Chile 489 +13.3% Net op. income +2.1 Argentina 194 +11.9% Net op. income after LLPs +13.7 Attributable profit* +29.2 Colombia 27 +5.2% Attributable profit P. Rico 23 -8.4% Constant US$ million 760 742 767 Uruguay 14 712 -69.8% 586 582 Other -10 -— Int’l Private 91 +5.4% Banking Q1’10 Q2 Q3 Q4 Q1’11 Q2 (*) Excluding minority interest: Mexico +29.1%; Area’s total:

Latin America ex-Brazil H1’11 40 Activity(1) Results Total loans Jun’11 / Jun’10 Basic revenues % Var. year-on-year Constant US$ million _____ % Var. year-on-year +21% +31% 2,203 +14% +26% 2,124 2,108 +21% +20% 2,079 2,061 +6.1% 1,985 +10% +3.7% -6% -2% Dec’09 Dec’10 Jun’11 (2) M o rtg. Co nsumer Cards _____ Co mpanies GB M Cards 2010 H1’11 (2) Q1’10 Q2 Q3 Q4 Q1’11 Q2 ex-M ex. M exico Net interest income / Net operating income / Provisions Deposits Provisions (% / ATAs) Constant US$ million Var. Q2’11/Q2’10 % Var. year-on-year Net operating 1,354 +7.3% 4.09 1,323 1,262 1,302 1,285 3.79 Net income 1,228 +16% interest +13% income Provisions 2.98 3.04 Net operating 1,016 1,002 1,040 +15.3% 894 903 940 income after 1.11 -12% 0.75 Provisions Provisions Dec’09 Dec’10 Jun’11 H1’10 H1’11 Q1’10 Q2 Q3 Q4 Q1’11 Q2 (1) Local currency (2) On a like-for-like basis: Total loans +18%; mortgages +14%

Mexico H1’11 41 Profit fuelled by improved trend in revenues and lower provisions needs. Moreover, positive impact from minority interests Attributable profit: US$ 682 mill. Activity and Profitability(1) (EUR 486 million) % Var. year-on-year Net interest income / Var. H1’11 / H1’10 in constant US$ (%) Loans Deposits Provisions (% / ATAs) (2) 4.19 +33% 3.85 Net Basic interest +3.1% income revenues +18% +15% +16% 2.87 3.11 Provisions Gross income +3.7% 1.32 0.74 -7% -11% Dec’09 Dec’10 Jun’11 Dec’09 Dec’10 Jun’11 H1’10 H1’11 Expenses +5.7% Net operating income after provisions Net op. Constant US$ million _____ % Var. year-on-year +2.5% income 443 +24.3% 413 380 Net op. 341 348 income after +24.3% 286 +13.5% LLPs Attributable +71.6% profit 2010 H1’11 Q1’10 Q2 Q3 Q4 Q1’11 Q2 (1) Local currency (2) On a like-for-like basis: +23%

42

Chile H1'11

Similar trends to Mexico's enabled net operating income after provisions and profit to grow at double digits

Attributable profit: US$ 489 mill. (EUR 349 million)

Var. H1'11 / H1'10 in constant US$ (%)


Basic revenues +3.3%
Gross income +3.5%
Expenses +8.1%
Net op. income +1.0%
Net op. income after LLPs +11.8%
Attributable profit +13.3%

Activity and Profitability(1)

% Var. year-on-year


Loans
-6%
+14%
+15%
Dec'09 Dec'10 Jun'11
Deposits
-13%
+5%
+13%
Dec'09 Dec'10 Jun'11


Net interest income / Provisions (% / ATAs)
4.46
3.98
Net interest income
3.24
3.14
1.22
0.84
Provisions
H1'10 H1'11

Net operating income after provisions


Constant US$ million
303 339 376 359 345 373
Q1'10 Q2 Q3 Q4 Q1'11 Q2
% Var. year-on-year
+10.4%
+11.8%
2010 H1'11

(1) Local currency

Santander

SOVEREIGN

Sovereign H1’11 44 Consolidating the franchise’s business and enhanced credit quality Attributable profit: US$ 359 mill. Activity and Profitability(1) (EUR 256 million) % Var. year-on-year Net interest income / Var. H1’11 / H1’10 in US$ (%) Provisions (% / ATAs) Loans Deposits 3.29 3.28 +14% Net Gross interest +8.9% +4% income income 2.58 2.13 -1% Provisions -4% 1.16 -8% 0.70 Expenses +8.0% -12% H1’10 H1’11 Dec’09 Dec’10 Jun’11 Dec’09 Dec’10 Jun’11 Net op. Attributable profit +9.5% income US$ million Net op. 178 176 183 income +62.9% 157 132 after LLPs 95 Attributable +57.9% profit Q1’10 Q2 Q3 Q4 Q1’11 Q2 (1) Local currency Note: Loans data (excl. securitisations) and deposits, under US GAAP

45
CORPORATE ACTIVITIES

Corporate Activities 46 More negative contribution because of funding costs and lower tax rebates Attributable profit (H1’11 vs. H1’10) Main impacts: EUR million ??Net interest income -260 ??Trading gains +213 ??Other results -21 ??Tax -245 ??Total impact on profit: -313

Agenda 47 ??Group highlights H1’11 ??H1’11 Results – Group – Business areas ?Trends for the coming quarters ??Appendix

Main trends for the coming quarters 48 Revenues growth Spain Lower specific provisions not feeding through to profit because of lower release of generic ones Good starting point to face the Portugal Impact on results without eroding the capital SCF Solid profit generation thanks to diversification and business model Management effort in key markets

Main trends for the coming quarters 49 Poland Entering the Group with good trends in revenues and profitability (BZ WBK) Confirming initial expectations at the moment of its acquisition United Environment of low growth and strong liquidity competition Kingdom Regulatory impacts Latin Faster growth of volumes and revenues America Strengthening installed capacity Sustained contribution to the Group, consistent with the plan to invest in Sovereign operating platforms Solid liquidity, solvency and credit quality

Agenda 50 ??Group highlights H1’11 ??H1’11 Results – Group – Business areas ??Trends for the coming quarters ?Appendix

51 Appendix ??Group’s Balance Sheet ??Secondary Segments Results ??Spreads, NPL and coverage ratios of the main units ??Construction and real estate sector in Spain

52
Group’s balance

Main trends of the Group’s 53 Retail balance sheet, appropriate for the business nature, of low risk, liquid and well capitalised Balance sheet at June 2011 1 ??Lending: 59% of balance sheet EUR billion 1,232 1,232 2 Cash, Central Banks and credit Credit ? Cash and credit institutions 146 institutions: 14% institutions 176 2 Derivatives 75 3 Derivatives 88 Other 39??Derivatives (with counterpart on AFS Portfolio 77 4 3 Trading portfolio 77 5 sheet the liabilities side): 6% of balance Other* 103 6 Customer 624 Deposits 4 ??Available for sale portfolio Loans to (AFS): 6% customers 724 1 Issues and 228 5 subordinated liabilities ??Trading portfolio: 6% Shareholders’ equity & fixed liabilities 107 6 ??Other (goodwill, fixed assets, Assets Liabilities accruals): 9% (*) Other assets: Goodwill EUR 27 bill., tangible and intangible assets 18 bill., other capital instruments at fair value 8 bill., accruals and other accounts 50 bill.

54
Secondary segments results

Retail Banking 55 Improved trend in gross income and net operating income backed by lower provisions Recurring attributable profit: Net operating income EUR 4,228 million Var. H1’11 / H1’10 en euros (%) Excl. fx and EUR million perimeter +6% Gross 5,980 +7.3% +4% 5,640 5,621 5,685 income 5,448 5,380 Expenses +10.4% +6% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Net op. +5.2% +3% Income Recurring attributable profit EUR million Net op. -2% Income +10.7% +8% 2,080 2,183 2,046 after LLPs 1,957 1,789 1,754 Attributable +4.7% +2% profit Q1’10 Q2 Q3 Q4 Q1’11 Q2 H1’11 attributable profit after one-off = EUR 3,608 million (*) After one-off provision, Q2’11

Global Wholesale Banking (GBM) 56 Recurring model focused on customers and with a low risk profile Solid revenues generation ... based ... on a portfolio ??By customer revenues Gross income (mill. €) Gross income (mill. €) 1,364 TOTAL 2,667 -5% 2,538 Total 1,303 1,337 1,230 1,252 Trading 385 1,201 -7% Trading 282 104 210 358 188 162 148 Equities 309 -7% 288 Investment banking 23 +55% 36 Customers 1,199 1,127 Hedging of interest / 1,082 1,042 1,090 1,053 794 -15% 676 exchange rates -4% Q1’10 Q2 Q3 Q4 Q1’11 Q2 +2% Corporate banking* 1,155 1,180 .... in our core markets ... and H1’10 H1’11 ??Spain, Brazil the UK generate around 72% of customer revenues Customer revenues (*) Including Global Transaction Banking and Credit

Global Wholesale Banking (GBM) 57 Q2’11 revenues dented by sluggish provisions because of increased volumes Net operating income Attributable profit EUR million EUR million -15% 1,023 922 943 -25% 848 865 782 714 641 586 584 548 441 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3 Q4 Q1’11 Q2

Asset Management and Insurance 58 High contribution to the Group via revenues and profits: 10% revenues of the Group’s Asset Management Insurance Total revenues / Total PBT+ paid fees to networks: EUR 1,569 mill. Assets under management Assets (*) Var. / H1’10 (const. €) EUR Billion % annualised Brazil 620 +51% Spain 229 +7% 124 123 1.04% 101 117 1.03% Germany 199 +17% Other Europe 175 -2% Other Latam 233 +40% D’08 D’09 D’10 Jn’11 H1’10 H1’11 UK 94 -1% (*) Including fees paid to Sovereign 19 +19% the networks Attributable profit to the Group1 Attributable profit to the Group1 EUR million EUR million 99 98 96 102 101 22 87 21 21 22 17 17 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3 Q4 Q1’11 Q2 (1) After deducting expenses and fees paid to the networks

59
Main units spreads and NPL ratios

Continental Europe. Main units spreads 60 (%) SAN Branch Network Banesto Retail Banking 2.60 2.53 2.04 1.87 1.89 1.95 2.20 2.00 1.92 1.99 2.03 2.08 2.10 1.90 1.97 2.02 2.20 1.94 1.83 1.83 1.65 1.67 1.41 1.47 0.50 0.56 0.12 0.10 0.04 0.06 0.05 0.18 -0.35 -0.51 -0.52 -0.36 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Loans Deposits Total Loans Deposits Total Santander Consumer Lending Portugal Retail Banking 6.72 6.94 6.69 5.90 6.19 5.99 1.92 2.03 2.11 2.08 2.06 1.85 1.76 1.82 1.82 1.88 1.96 1.75 0.10 0.21 0.23 0.12 0.09 -0.31 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Loans Deposits Total

Continental Europe. NPLs and coverage ratios 61 Banco Santander* Banesto 66% 61% 61% 54% 49% 44% 61% 58% 60% 54% 52% 52% 3.61% 3.65% 3.79% 4.24% 4.68% 5.08% 3.13% 3.49% 3.83% 4.11% 4.31% 4.54% Mar’10 Jun Sep Dec Mar’11 Jun Mar’10 Jun Sep Dec Mar’11 Jun NPLs Coverage NPLs Coverage Santander Consumer Portugal 108% 111% 122% 128% 122% 128% 64% 69% 60% 62% 62% 65% 5.12% 5.23% 5.13% 4.95% 4.63% 4.42% 2.90% 3.03% 3.25% 2.32% 2.40% 2.43% Mar’10 Jun Sep Dec Mar’11 Jun Mar’10 Jun Sep Dec Mar’11 Jun NPLs Coverage NPLs Coverage (*) Santander Branch Network NPL ratio was 6.73% and coverage 47% as of June 2011

Spain. Loans to customers and NPL ratio 62 Gross Loans NPL ratio EUR billion % 18.9 21.3 With real estate 17.0 purpose(1) TOTAL Public sector 245 236 230 229 11.1 10 12 12 13 Household mortgages 64 61 60 59 Total portfolio Other loans to 4.6 4.8 31 30 4.2 Spain individuals 28 28 3.4 3.4 Other portfolio Companies w/o 3.1 3.3 construc. and 108 106 103 104 2.4 Household real estate mortgages Real estate 2.5 2.2 2.4 2.5 31 -12% 27 26 25 purpose -4% -3% Dic’09 Dic’10 Mar’11 Jun’11 Dec’09 Dec’10 Mar’11 Jun’11 (1) NPL ratio calculated over consolidated balances, excluding intragroup

United Kingdom. Spreads and NPL ratios 63 (%) Spreads Retail Banking NPLs and coverage 2.28 2.34 2.35 2.13 2.20 2.05 1.99 1.99 2.03 2.03 2.04 1.97 46% 46% 48% 46% 45% 41% -0.06 -0.14 -0.17 -0.25 -0.30 -0.38 1.88% 1.85% 1.77% 1.76% 1.75% 1.82% Q1’10 Q2 Q3 Q4 Q1’11 Q2 Mar’10 Jun Sep Dec Mar’11 Jun Loans Deposits Total NPLs Coverage

Spreads main countries Latin America 64 (%) Retail Banking Brazil Retail Banking Mexico 16.13 16.23 15.81 15.42 15.84 16.17 12.08 11.42 11.23 10.98 10.67 10.44 15.26 15.29 14.73 14.29 14.72 15.05 10.03 9.50 9.20 8.93 8.58 8.40 0.87 0.94 1.08 1.13 1.12 1.12 2.04 2.05 1.92 2.03 2.05 2.09 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Loans Deposits Total Loans Deposits Total Retail Banking Chile 7.49 7.33 7.03 6.69 7.47 7.04 5.24 5.03 4.76 4.52 4.38 4.14 3.09 2.90 2.25 2.30 2.27 2.17 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Loans Deposits Total

Latin America. NPLs and coverage ratios 65 Brazil Mexico 268% 257% 215% 234% 222% 199% 100% 98% 98% 101% 104% 102% 2.20% 5.04% 5.01% 4.97% 4.91% 4.85% 5.05% 1.86% 1.77% 1.84% 1.58% 1.63% Mar’10 Jun Sep Dec Mar’11 Jun Mar’10 Jun Sep Dec Mar’11 Jun* NPLs Coverage NPLs Coverage Chile 99% 97% 94% 89% 89% 89% 3.36% 3.58% 3.74% 3.80% 3.65% 3.31% Mar’10 Jun Sep Dec Mar’11 Jun NPLs Coverage (*) .- On a like-for-like basis, excluding GE’s acquired portfolio Including it, NPL ratio: 2.45%; Coverage ratio: 165%

Sovereign. Spreads and NPL and coverage ratios 66 (%) Spreads NPLs and coverage 2.88 2.95 2.94 2.90 2.66 2.61 82% 85% 64% 67% 72% 75% 2.16 2.24 1.94 1.96 2.04 2.08 0.94 0.99 5.14% 5.11% 4.80% 4.61% 4.15% 3.76% 0.62 0.78 0.66 0.53 Q1’10 Q2 Q3 Q4 Q1’11 Q2 Mar’10 Jun Sep Dec Mar’11 Jun Loans Deposits Total NPLs Coverage

67
Construction and real estate sector in Spain

68 Chart 1. Financing provided for construction and real estate development and the respective allowance(1). Data pertaining to the consolidated Group (businesses in Spain) Excess over Gross _____ Specific value of amount (2) allowance EUR million collateral 1) Loans registered by the Group’s credit institutions (businesses in Spain) 25,347 14,011 2,126 1.1) of which: Doubtful assets 5,399 2,824 1,659 1.2) of which: Substandard assets 4,013 2,031 467 Pro-memoria: - Total general allowances (total businesses in Spain) 333 - Written-off assets 251 Pro-memoria: Group’s consolidated data Carrying EUR million amount (3) 1) Total loans and advances to customers excluding public sector (businesses in Spain) 208,493 2) Total consolidated assets (total businesses) 1,231,908 (1) Clasification according to the purpose of the loan, not the debtor’s CNAE (National Classification of Economic Activities) (2) The current regulation (Circular 3 / 2010, amending 4 / 2004) applies a cut in the valuation of guarantees for the purpose of calculating the allowances: 20% first resindency; 30% offices and rustic properties in operation; 40% other housing; 50% land and real estate development; over the minimum value between the purchase price and the updated appraisal value. The difference between the gross amount and the value of the guarantee adjusted by the regulation, is reflected in this column. (3) Amounts by which assets are recorded in the balance sheet after deducting, where applicable, the amounts built for its coverage.

69 Chart 2. Breakdown of the financing provided to construction and real estate development. Transactions registered by credit institutions (businesses in Spain) Loans: Gross EUR million amount 1. Without mortgage guarantee 5,673 2. With mortgage guarantee 19,674 2.1 Finished buildings 13,263 2.1.1 Residential 4,935 2.1.2 Other 8,328 2.2 Buildings under construction 1,810 2.2.1 Residential 1,268 2.2.2 Other 542 2.3 Land 4,601 2.3.1 Developed land 2,861 2.3.2 Other land* 1,740 TOTAL 25,347 (*) Including EUR 1,542 million of building land

70 Chart 3. Loans to households for house purchasing. Transactions registered by credit institutions (businesses in Spain) of which: Gross amount Doubtful EUR million Loans for house purchasing 59,981 1,433 Without mortgage guarantee 689 32 With mortgage guarantee 59,292 1,401 Chart 4. Breakdown of mortgage loans to households for house purchasing, according to the latest available loan-to-value (LTV) ratio. Transactions registered by credit institutions (businesses in Spain) LTV range EUR million LTV 50% 50% LTV 80% 80% LTV 100% LTV 100% Gross amount 20,186 31,267 6,960 879 of which: Doubtful 318 603 308 172

71 Chart 5. Foreclosed assets to the consolidated Group entities (businesses in Spain) Gross of which: Net amount amount Allowance EUR million 1. Real estate assets from loans to construction and real estate development 6,337 2,170 4,167 1.1 Finished buildings 1,336 329 1,007 1.1.1 Residential 830 204 626 1.1.2 Other 506 124 381 1.2 Buildings under construction 700 172 528 1.2.1 Residential 688 169 519 1.2.2 Other 12 3 9 1.3 Land 4,301 1,669 2,632 1.3.1 Developed land 2,967 1,114 1,853 1.3.2 Other land* 1,334 555 779 2. Real estate assets from mortgage loans to households for house purchasing 1,759 438 1,321 3. Other foreclosed real estate assets 239 62 177 SUBTOTAL 8,335 2,670 5,665 4. Equity instruments, ownership interests in financing to non-consolidated companies holding these assets 840 438 402 TOTAL 9,175 3,108 6,067 (*) Including EUR 992 million gross (581 million net) of building land

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 28, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President